Exhibit 12.1

STATEMENT REGARDING

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in millions except ratios)
Fixed charges:
Interest expensed, amortization of debt issuance costs and discount on all indebtedness	$16.2	$16.3	$16.8	$21.1	$23.2
Rent expense	3.0	2.7	3.1	2.9	2.8

Total fixed charges	19.2	19.0	19.9	24.0	26.0
Earnings:
Income (loss) from continuing operations before income taxes	(25.9)	(100.0)	(115.7)	(60.2)	122.9
Add:
Fixed charges	19.2	19.0	19.9	24.0	26.0

Total earnings plus fixed charges	$(6.7)	$(81.0)	$(95.8)	$(36.2)	$148.9

Ratio of earnings to fixed charges	—	—	—	—	5.7x

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(In millions)
Deficiencies	$25.9	$100.0	$115.7	$60.2